Arrived 🏡
@ArrivedHomes

Update on our @Wefunder campaign! 🎉 We're excited to share that we've received over $10 million in reservations from more than 2,500 investors to date!

For more details, check out our latest blog:



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1:37 PM · Aug 9, 2023 · **475** Views

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